SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Magnetek, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

559424106

(CUSIP Number)

September 29, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559424106	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 4,135,597[1]
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 832,549[2]
EACH REPORTING	7	SOLE DISPOSITIVE POWER 4,135,597[1]
PERSON WITH	8	SHARED DISPOSITIVE POWER 832,549[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,135,597
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.11%[3]
12	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 4,135,597 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 832,549 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

3

Based on 29,312,512 shares Common Stock outstanding at September 1, 2006, as reported in Magnetek, Inc.’s Annual Report on Form 10-K for the fiscal year ended July 2, 2006 filed with the Securities and Exchange Commission on September 29, 2006.

CUSIP No. 559424106	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 4,135,597
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 4,135,597
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,135,597
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.11%[1]
12	TYPE OF REPORTING PERSON* PN

———————

1

Based on 29,312,512 shares Common Stock outstanding at September 1, 2006, as reported in Magnetek, Inc.’s Annual Report on Form 10-K for the fiscal year ended July 2, 2006 filed with the Securities and Exchange Commission on September 29, 2006.

CUSIP No. 559424106	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 25,800
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 25,800
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09%[1]
12	TYPE OF REPORTING PERSON* EP

———————

1

Based on 29,312,512 shares Common Stock outstanding at September 1, 2006, as reported in Magnetek, Inc.’s Annual Report on Form 10-K for the fiscal year ended July 2, 2006 filed with the Securities and Exchange Commission on September 29, 2006.

CUSIP No. 559424106	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 145,900
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 145,900
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.50%[1]
12	TYPE OF REPORTING PERSON* BD

———————

1

Based on 29,312,512 shares Common Stock outstanding at September 1, 2006, as reported in Magnetek, Inc.’s Annual Report on Form 10-K for the fiscal year ended July 2, 2006 filed with the Securities and Exchange Commission on September 29, 2006.

CUSIP No. 559424106	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 4,315,697[1]
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 832,549[2]
EACH REPORTING	7	SOLE DISPOSITIVE POWER 4,315,697[1]
PERSON WITH	8	SHARED DISPOSITIVE POWER 832,549[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,307,297
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.69%[3]
12	TYPE OF REPORTING PERSON* IN

———————

Includes 4,135,597 shares of Common Stock owned by SACC Partners LP.  Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC and Mr. Riley may be deemed to have beneficial ownership of 4,135,597 shares owned of record by SACC Partners LP.  Also includes 25,800 shares of Common Stock owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 2,600 shares owned of record by B. Riley & Co. Retirement Trust.  Also includes 145,900 shares of Common Stock owned by B. Riley & Co.  Because Mr. Riley, in his role as Chairman of B. Riley & Co., controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 145,900 shares owned of record by B. Riley & Co.  Does not include 8,400 shares of Common Stock owned by custodial accounts of Mr. Riley’s children.  Although Mr. Riley, in his role as custodian for the children’s accounts, controls the voting and investment decisions, Mr. Riley disclaims beneficial ownership of the 8,400 shares owned by his children in their custodial accounts.

CUSIP No. 559424106	13G	Page 7 of 11 Pages

Riley Investment Management LLC has shares voting and dispositive power over 832,549 shares of Common Stock owned by advisory clients of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.

Based on 29,312,512 shares Common Stock outstanding at September 1, 2006, as reported in Magnetek, Inc.’s Annual Report on Form 10-K for the fiscal year ended July 2, 2006 filed with the Securities and Exchange Commission on September 29, 2006.

CUSIP No. 559424106	13G	Page 8 of 11 Pages

Item 1.

(a) Name of Issuer

Magnetek, Inc.

(b) Address of Issuer’s Principal Executive Offices

89663 Mason Ave.

Chatsworth, CA 91311

Item 2.

(a) Name of Person Filing:

SACC Partners LP (a Delaware limited partnership)

Riley Investment Management LLC (Delaware limited liability co.)

B. Riley & Co. Retirement Trust (tax-qualified employee benefit plan)

B. Riley & Co. (Delaware incorporated broker-dealer)

Bryant R. Riley (individual residing in California)

(b) Address of Principal Business Office or, if none, Residence

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c) Citizenship

United States

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

559424106

CUSIP No. 559424106	13G	Page 9 of 11 Pages

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	X	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	X	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)		An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	X	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,307,297

(b) Percent of class: 14.80%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 4,315,697

(ii) Shared power to vote or to direct the vote: 832,549

(iii) Sole power to dispose or to direct the disposition of: 4,315,697

(iv)Shared power to dispose or to direct the disposition of: 832,549

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP No. 559424106	13G	Page 10 of 11 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.

Identification and Classification of Members of the Group.

N/A

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certification

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 559424106	13G	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2006

SACC Partners
By: Riley Investment Management, its General Partner

By:	/s/ Bryant R Riley

Riley Investment Management
By: Bryant R Riley, President

By:	/s/ Bryant R. Riley

B. Riley & Co. Retirement Trust
By: Bryant R Riley, Trustee

By:	/s/ Bryant R. Riley

B. Riley & Co.
By: Bryant R Riley, Chairman

By:	/s/ Bryant R. Riley

Bryant R. Riley

By:	/s/ Bryant R. Riley